SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Commercial Agreements with Glencore

On June 1, 2022, Li-Cycle Holdings Corp. (the “Company”) announced the entry into the following commercial agreements (collectively, the “Commercial Agreements”) with Glencore Ltd. (“Glencore”):

•	Master Commercial Agreement;

•	Amended & Restated Global Feed Sourcing Agreement;

•	Black Mass Sourcing Agreement;

•	Sulfuric Acid Supply Agreement;

•	Black Mass Offtake Agreement;

•	End Products Offtake Agreement; and

•	By-Products Offtake Agreement.

Subject to existing commitments of the Company and other exceptions (including materials required for the Company’s operations), under the terms of the Commercial Agreements, Glencore will source and supply lithium-ion battery manufacturing scrap and other lithium-ion battery materials to the Company for use at the Company’s Spokes; Glencore will source and supply black mass to the Company for use at the Company’s Hubs; Glencore will supply sulfuric acid for use at the Company’s Hubs; and Glencore will purchase, for its internal consumption or on-sale to third party end customers, black mass, battery-grade end products and certain by-products produced at the Company’s Spokes and Hubs. Pursuant to the Commercial Agreements, Glencore will earn (i) sourcing fees on all feed flowing into the Company’s Spokes; (ii) sourcing fees on all third party black mass flowing into the Company’s Hubs; (iii) marketing fees on all black mass flowing out of the Company’s Spokes and not flowing into the Company’s Hubs; and (iv) end products marketing fees on all end products flowing out of the Company’s Hubs or any third party processing sites that the Company may utilize.

The term of the Amended and Restated Global Feed Sourcing Agreement commenced on May 4, 2022 and the term of the other Commercial Agreements will commence on August 1, 2022. The term of each Commercial Agreement will, unless earlier terminated in accordance with the termination provisions of the Master Commercial Agreement, continue until the later to occur of (i) ten years from the date on which the Company’s next Hub (after the completion of the North America Hub under construction in Rochester, New York) achieves a specified level of commercial production, and (ii) the date by which such Hub has processed a minimum quantity of black mass. The term of the Commercial Agreements will automatically renew on an evergreen basis for subsequent terms of five years after the expiry of the initial term, subject to the Company’s right to terminate all (but not less than all) of the Commercial Agreements upon 365 days’ prior notice to Glencore and payment of a termination fee based upon five times the aggregate value of the sourcing and marketing fees and certain other amounts invoiced in the preceding twelve months.

Glencore Convertible Note

On May 31, 2022, pursuant to the note purchase agreement entered into by the Company and Glencore on May 5, 2022 (the “Note Purchase Agreement”), the Company issued to Glencore an unsecured convertible note (the “Glencore Convertible Note”) in the aggregate principal amount of $200,000,000, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Glencore Convertible Note matures five years from the date of issuance and interest on the Glencore Convertible Note is payable on a semi-annual basis, either in cash or by payment-in-kind (“PIK”), at the Company’s option, beginning on May 31, 2022. The Glencore Convertible Note accrues interest from the date of issuance at the forward-looking term rate based on the secured overnight financing rate (“SOFR”) for a tenor comparable to the relevant interest payment period plus 0.42826% (the “Floating Rate”) plus five percent (5%) per annum if interest is paid in cash and plus six percent (6%) per annum if interest is paid in PIK. The Floating Rate has a floor of 1% and a cap of 2%. The obligations of the Company to make any payment on account of the principal of and interest on the Glencore Convertible Note are subordinate and junior in right of payment and upon liquidation to the Company’s obligations to the holders of all current and future senior indebtedness of the Company.

The principal and accrued interest owing under the Glencore Convertible Note may be converted at any time by the holder into the Company’s common shares, without par value (the “common shares”), at a per share price equal to $9.95 (the “Conversion Price”), subject to adjustments. If Glencore elects to convert the entire aggregate principal amount of the Glencore Convertible Note using the initial Conversion Price, it will hold an approximate 10% equity stake in the Company (based on the current number of outstanding Common Shares and not factoring in any accumulated PIK interest).

The Company may redeem the Glencore Convertible Note at any time by payment of an amount in cash equal to 100% of the principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note. In connection with any optional redemption and provided that the holder of the Glencore Convertible Note has not elected to convert the Glencore

Convertible Note into common shares following receipt of notice of such optional redemption, the Company shall issue warrants (the “Warrants”) to the holder of the Glencore Convertible Note on the optional redemption date that entitle the holder to acquire, until the maturity date of the Glencore Convertible Note, a number of common shares equal to the principal amount of the Glencore Convertible Note being redeemed divided by the then applicable Conversion Price. The initial exercise price of the Warrants will be equal to the Conversion Price as of the optional redemption date.

The Glencore Convertible Note is subject to certain events of default, the occurrence of which would give the holder the right to require the Company to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus a make-whole amount equal to the undiscounted interest payments that would have otherwise been payable through maturity (the “Make-Whole Amount”). In addition, the occurrence of certain bankruptcy-related events of default renders the outstanding principal amount of the Glencore Convertible Note, all accrued interest owing thereunder and the Make-Whole Amount immediately due and payable.

Upon a change of control transaction, the Company will be required to redeem the Glencore Convertible Note by payment of an amount in cash equal to the outstanding principal amount of the Glencore Convertible Note and all accrued interest owing under the Glencore Convertible Note, plus the Make-Whole Amount.

Glencore has agreed to certain transfer restrictions with respect to the common shares issued or issuable upon conversion of the Glencore Convertible Note, including that Glencore will not transfer such common shares other than to permitted transferees until May 5, 2024.

Subject to certain exceptions, limitations, and applicable law, Glencore will, pursuant to the Note Purchase Agreement, be entitled to nominate one individual to the Board of Directors of the Company following the issuance of the Glencore Convertible Note.

Appointment of Glencore Nominee to Board of Directors

Pursuant to the Note Purchase Agreement, Kunal Sinha, Glencore’s Head of Recycling, has been appointed to the Company’s Board of Directors.

Registration Rights Agreement

Concurrently with the issuance of the Glencore Convertible Note, the Company entered into a registration rights agreement with Glencore (the “Registration Rights Agreement”). The Registration Rights Agreement provides that upon request of the holder of the Glencore Convertible Note, the Company will file with the Securities Exchange Commission (the “SEC”) within 45 days after notice of such request, a resale registration statement covering the resale of the common shares issuable upon conversion of the Glencore Convertible Note and upon exercise of the Warrants and held by such holder. The Company is required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as practicable and no later than the earlier of (A) 45 days after the filing of such registration statement (or 75 days after the filing of such registration statement if the SEC notifies the Company that it will review the registration statement) or (B) 15 business days after the SEC notifies the Company in writing that it will not review the registration statement. The Company agreed to keep the registration statement (or another shelf registration statement covering the common shares issued or issuable upon conversion of the Glencore Convertible Note and upon exercise of the Warrants) effective until three years after the holder’s receipt of the common shares issued upon conversion of the Glencore Convertible Note or upon exercise of the Warrants, as applicable.

In addition, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the holder of the Glencore Convertible Note may demand at any time or from time to time, that the Company file a registration statement on Form F-3 (or on Form F-1 if Form F-3 is not available) to register the common shares issuable upon conversion of the Glencore Convertible Note and upon exercise of the Warrants and held by such holder. In addition, the holder of the Glencore Convertible Note may specify that such demand registration take the form of an underwritten offering, subject to limitations on the number of demands and underwritten offerings that can be requested by the holder, as specified in the Registration Rights Agreement. The holder of the Glencore Convertible Note will also have “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the holder of the Glencore Convertible Note against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.

Amended and Restated Standstill Agreement

On May 31, 2022, the Company, Glencore and Glencore plc (the “Glencore Parent”) entered into an amended and restated standstill agreement (the “Standstill Agreement”), which restricts Glencore, the Glencore Parent and their affiliates from taking certain actions until the five years from the date of the Standstill Agreement (the “Standstill Period”).

The actions that Glencore, the Glencore Parent and their affiliates are restricted from taking during the Standstill Period include, among others, (A) the acquisition of additional voting securities or of any debt, material assets or material businesses of the Company, provided that Glencore and the Glencore Parent may acquire voting securities of the Company so long as the aggregate beneficial ownership of such securities does not exceed 5.0% of the then-outstanding voting securities of the Company , (B) any tender or exchange offer, merger, business combination and certain other transactions involving the Company and its securities, (C) any solicitation of proxies or votes or other attempt to influence votes by any holder of the Company’s securities and (D) formation of a “group” (as defined under the Securities Exchange Act of 1934) with respect to the Company’s securities.

The foregoing descriptions of the Commercial Agreements, the Glencore Convertible Note, the Registration Rights Agreement and the Amended and Restated Standstill Agreement do not purport to describe all the terms and provisions thereof and are qualified in their entirety by reference to the full text of those documents, copies of which are included as exhibits to this current report on Form 6-K and is incorporated herein by reference.

A press release issued by the Company announcing the completion of the Commercial Contracts, the issuance of the Glencore Convertible Note and the appointment of Kunal Sinha to the Board of Directors of the Company is included as an exhibit to this current report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

4.1	Convertible Note, dated May 31, 2022

10.1	Registration Rights Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd.

10.2	Amended and Restated Standstill Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd.

10.3	Master Commercial Agreement, dated May 31, 2022, by and between Li-Cycle Holdings Corp. and Glencore Ltd.

10.4	Amended & Restated Global Feed Sourcing Agreement, dated May 31, 2022, by and between Glencore Ltd. and Li-Cycle Holdings Corp.

10.5	Black Mass Sourcing Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Inc., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd.

10.6	Black Mass Offtake Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd.

10.7	End Products Offtake Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd.

10.8	By-Products Agreement, dated May 31, 2022, by and among Glencore Ltd., Li-Cycle Holdings Corp., Li-Cycle Americas Corp., Li-Cycle Europe AG and Li-Cycle APAC Pte Ltd.

Exhibit Number	Exhibit Description

10.9	Sulfuric Acid Supply Agreement, dated May 31, 2022, by and among Glencore Ltd., NorFalco LLC, NorFalco Sales, a division of Glencore Canada Corporation, Li-Cycle Holdings Corp. and Li-Cycle North America Hub, Inc.

99.1	Press Release, dated June 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: June 1, 2022